Exhibit 4.4

BP plc

RULES OF THE BP P.L.C. SHARE VALUE PLAN

Directors’ Adoption:	241h February 2012

Shareholder approval of Share Award Plan:	16 April 2015

Expiry:	15 April 2025

Table of Contents

Contents		Page

1	Granting Restricted Share Units	1

2	Before Transfer	4

3	Vesting of Restricted Share Units	5

4	What happens when Restricted Share Units Vest	5

5	Cessation of employment/ personal events	7

6	Vesting in other circumstances—corporate events	8

7	Malus and Clawback	10

8	Changing the Plan and termination	11

9	General	12

10	Definitions	15

Rules of the BP p.l.c. Share Value Plan

Introduction

This Plan sets out the terms on which Shares may be provided to certain employees of the Company and its subsidiaries. Employees selected for participation in the Plan will be granted Restricted Share Units which gives them a conditional entitlement to receive Shares. The extent to which Shares are released in respect of Restricted Share Units is subject to continued employment and the satisfaction of conditions over a performance period.

The Plan has been designated a Sub-Plan of the Share Award Plan in relation to all Awards, whether granted before or after the Plan became a Sub-Plan.

1	Granting Restricted Share Units

1.1	Grantor

The Grantor of Restricted Share Units must be:

1.1.1	the Company; or

1.1.2	any other Member of the Group.

Restricted Share Units granted under the Plan, and the terms of those Restricted Share Units, must be approved in advance by the Directors.

1.2	Eligibility

The Grantor may grant Restricted Share Units to anyone who is an Employee on the Grant Date in accordance with any selection criteria that the Directors in their discretion may set. However, unless the Directors consider that special circumstances exist, Restricted Share Units may not be granted to an Employee who on or before the Grant Date has given or received notice of termination of employment, whether or not such termination is lawful. However, no Restricted Share Units may be granted to any executive director of the Company without the prior shareholder approval of the shareholders in general meeting, where required under any law or regulation.

1.3	Timing of grant

Restricted Share Units may only be granted within 42 days starting on any of the following:

1.3.1	the day after the announcement of the Company’s results for any period;

1.3.2	the date of the Company’s annual general meeting;

1.3.3	any day on which the Directors resolve that exceptional circumstances exist which justify the grant of Restricted Share Units;

1.3.4	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

1.3.5	if the granting of Restricted Share Units during any period specified above is prevented by any Dealing Restrictions, the date on which it is no longer prevented.

No Restricted Share Units may be granted after 15 April 2025 or such earlier date as the Directors may specify.

1.4	Terms of Restricted Share Units

Restricted Share Units are subject to the rules of the Plan and any Performance Condition and must be granted by deed. The terms of the Restricted Share Units must be determined by the Grantor and approved by the Directors. The terms must be set out in the deed, including:

1.4.1	subject to rules 1.10 and 1.11, the number of Shares subject to the Restricted Share Units or the basis on which the number of Shares subject to the Restricted Share Units will be calculated;

1.4.2	any Performance Condition;
1.4.3	any other condition specified under rule 1.6;

1.4.4	the date of Vesting, unless specified in a Performance Condition; and

1.4.5	the Grant Date.

1.5	Performance Conditions

When granting Restricted Share Units, the Grantor may make Vesting conditional on the satisfaction of one or more conditions linked to the performance of the Company and/or the performance of the Participant. A Performance Condition must be objective and specified at the Grant Date. The Grantor, with the consent of the Directors, may change a Performance Condition in accordance with its terms or if anything happens which causes the Grantor reasonably to consider it appropriate to do so.

1.6	Other conditions

The Grantor may impose other conditions when granting Restricted Share Units. Any condition must be specified at the Grant Date and may provide that Restricted Share Units will lapse if it is not satisfied. The Grantor, with the consent of the Directors, may change a condition imposed under this rule 1.6.

1.7	Notification of Restricted Share Units

The Company may notify a Participant of the grant of Restricted Share Units and their terms in such manner as it decides.

1.8	No payment

A Participant is not required to pay for the grant of any Restricted Share Units.

1.9	Administrative errors

If the Grantor grants Restricted Share Units which are inconsistent with rule 1.2, they will lapse immediately.

1.10	Individual limit

Restricted Share Units must not be granted to a person if it would, at the proposed Grant Date, cause the market value (as at the relevant date of grant) of Shares subject to Restricted Share Units and awards or options granted under any other Sub-Plans that they have been granted in respect of that financial year to exceed 550% of their basic salary.

The following will be excluded from this limit:

1.10.1	Shares which may be acquired under any Dividend Equivalent or comparable facility under another Sub-Plan;

1.10.2

Restricted Share Units or options or awards granted under another Sub-Plan to a Participant which the Designated Corporate Officer (for the purposes of the Share Award Plan) considers were granted to the Participant:

(i)	in lieu of any bonus which the Participant might otherwise have been paid in cash; or

(ii)	to compensate for awards forfeited by the Participant on recruitment.

1.10.3

For the purposes of this rule 1.10, a person’s ‘basic salary’ is their annual rate of gross salary from all Members of the Group, not including bonus or other variable remuneration and ‘market value’ will be as determined by the Designated Corporate Officer for the purposes of the Share Award Plan.

1.10.4	If the Grantor tries to grant Restricted Share Units which are inconsistent with this rule 1.10, they will be limited and will take effect from the Grant Date on a basis consistent with this rule.

1.11	Limits on issue of new Shares

1.11.1

Restricted Share Units must not be granted on any day if the number of Shares committed to be issued under them exceeds 10 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Restricted Share Units, or options or awards under any other employee share plan operated by the Company, granted in the previous 10 years.

1.11.2

Restricted Share Units must not be granted on any day if the number of Shares committed to be issued under them exceeds 5 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Restricted Share Units, or options or awards under any other discretionary employee share plan adopted by the Company, granted in the previous 10 years.

1.11.3	When calculating the limits in this rule 1.11, Shares will be ignored:

(i)	where the right to acquire them is released or lapses;

(ii)	which are committed to be issued under any Dividend Equivalent.

1.11.4

As long as so required by The Investment Association, shares transferred from treasury to satisfy Restricted Share Units are counted, for the purposes of this rule 1.11 as part of the ordinary share capital of the Company, and as shares issued by the Company.

1.12	ADSs

The Directors may determine that certain Restricted Share Units will be in respect of ADSs and references in these rules to Shares shall be construed accordingly.

2	Before Transfer

2.1	Rights

A Participant is not entitled to vote, to receive dividends or to have any other rights of a shareholder in respect of Shares subject to Restricted Share Units until the Shares are issued or transferred to the Participant.

2.2	Restriction on disposal of interests and hedging

2.2.1

Subject to rule 2.2.2, a Participant may not sell, transfer, assign, hedge, charge or otherwise dispose of Restricted Share Units (or part of or any interest in Restricted Share Units) and must not enter into any transaction which transfers the risk of price movements with regard to the Shares subject to Restricted Share Units. If he does, whether voluntarily or involuntarily, then the Directors may determine that all of the Restricted Share Units lapse.

2.2.2	Rule 2.2.1 does not apply:

(i)	to the transmission of Restricted Share Units on the death of a Participant to his personal representatives; or

(ii)	to the assignment of Restricted Share Units, with the prior consent of the Directors, subject to any terms and conditions the Directors impose.

2.3	Adjustment of Restricted Share Units If there is:

(i)	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital;

(ii)	a demerger (in whatever form) or exempt distribution by virtue of Section 1075 of the Corporation Tax Act 2010;

(iii)	a special dividend or distribution, or

(iv)	any other corporate event which might affect the current or future value of any Restricted Share Units,

the Directors may adjust the number or class of Shares or securities subject to the Restricted Share Units.

3	Vesting of Restricted Share Units

3.1	Satisfying conditions

As soon as reasonably practicable after the end of the Performance Period, the Directors will determine whether and to what extent any Performance Condition or other condition imposed under rule 1.6 has been satisfied or waived and how many Restricted Share Units Vest.

3.2	Timing of Vesting

Subject to rules 4.6, 5,6 and 7, Restricted Share Units will Vest to the extent determined under rule 3.1, on a date determined by the Directors but which shall not be earlier than the date on which the Directors make their determination under rule 3.1 or, if on that date a Dealing Restriction applies to those Restricted Share Units, the first date on which it ceases to apply.

3.3	Lapse

To the extent that any Performance Condition is not satisfied at the end of the Performance Period, the Restricted Share Units lapse, unless otherwise specified in the Performance Condition. To the extent that any other condition is not satisfied, the Restricted Share Units will lapse if so specified in the terms of that condition. If any Restricted Share Units lapse under the Plan they cannot Vest and a Participant has no rights in respect of them.

4	What happens when Restricted Share Units Vest

4.1	Issue or transfer of Shares

Within 30 days of Restricted Share Units Vesting, the Grantor will arrange (subject to rules 4.4, 5.4, 7 and 9.8) for the issue or transfer to, or to the order of, the Participant, of the number of Shares in respect of which the Restricted Share Units have Vested. Subject to rule 4.5, the Participant will be entitled to all rights to Shares where the record dates in respect of such rights fall after the date of issue or transfer.

4.2	Dividend Equivalent

The number of Shares in respect of which Restricted Share Units Vest shall be increased (“Additional Shares”) as determined by the Directors to take account of the dividends that would have been paid on the number of Shares subject to the Restricted Share Units which have Vested between the beginning of the Performance Period and the date on which the Restricted Share Units Vest (“Dividend Equivalents). The Additional Shares shall be calculated on the basis that such notional dividends were re-invested in Shares at the time the dividends would have been paid. Additional Shares will be credited to a Participant at Vesting. All Additional Shares shall be subject to the rules of the Plan and the terms of the Restricted Share Units by reference to which they were granted, including the same Performance Period and any applicable withholding.

Where a dividend is payable between Vesting and the date on which the Shares in respect of Restricted Share Units are transferred under Rule 4.1 then, unless the Designated Corporate Officer decides otherwise, such dividend will be included as a Dividend Equivalent as if it had been paid before Vesting.

The Directors may at any time decide to disapply this rule 4.2 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 4.2.

For the avoidance of doubt, for the purpose of this rule, dividends will include any notional tax credit.

4.3	Cash alternative

The Grantor may, subject to the approval of the Directors, decide to satisfy Restricted Share Units (including any Additional Shares under rule 4.2) by paying an equivalent amount in cash (subject to rule 4.4). The cash amount must be equal to the Market Value (as at the dale of Vesting) of the Shares which would but for the application of this rule have been issued or transferred on Vesting.

For the purposes of this rule, “Market Value” means in relation to a Share on any day:

4.3.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; or

4.3.2	in relation to an ADS the closing trading price of an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day.

4.4	Withholding, deductions and offsets

4.4.1

The Company, the Grantor, any employing company or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet its withholding obligations for taxation or social security contributions in respect of Restricted Share Units. These arrangements may include the sale or reduction in number of any Shares or the Participant discharging the liability himself.

4.4.2

In addition, it shall be a condition of the Vesting of Restricted Share Units that the Company, the Grantor, any employing Company or trustee may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, including but not limited to amounts under an international assignment tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the Participant with respect to employment taxes, as determined in the sole discretion of the Directors.

4.5	Forfeiture

Where a Participant has ceased to be an Employee but has retained his Restricted Share Units as a consequence of rule 5.2 the Directors retain the right to lapse his Restricted Share Units if, prior to Vesting, the Participant joins a Competitor Organisation of any Member of the Group within 12 months of ceasing to be an Employee. The Directors will have the sole discretion to determine the definition of “Competitor Organisation”.

4.6	Career breaks

4.6.1

If a Participant is on a Career Break on the date that his Restricted Share Units would ordinarily Vest under the Plan, then unless the Directors determine otherwise in any particular case, the Restricted Share Units will only Vest after the Directors determine that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return, and in that period has not given notice of termination of employment. The Shares subject to the Restricted Share Units will be issued or transferred as soon as practicable after such determination.

4.6.2

Unless any of the reasons set out in rules 5.2, 5.4, or 6.1 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 4.6.1, then his Restricted Share Units will lapse on cessation of employment. If any of the reasons set out in rules 5.2.1, 5.4 or 6.1 do apply, his Restricted Share Units will Vest in accordance with those rules.

5	Cessation of employment I personal events

5.1	General rule on leaving employment

Unless rules 5.2 or 5.4 applies, Restricted Share Units will lapse on the date the Participant ceases to be an Employee before the end of the Performance Period.

5.2	“Good leavers”

5.2.1

If a Participant ceases to be an Employee for any of the reasons set out below before the end of the Performance Period, then his Restricted Share Units will Vest as described in rule 5.3 and lapse as to the balance. The reasons are:

(i)	termination by the Participant’s employing company as a result of ill-health, injury or disability;

(ii)	the Participant’s employing company ceasing to be a Member of the Group;
(iii)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not a Member of the Group;

(iv)	redundancy; and

(v)	any other reason, if the Directors so decide in any particular case.

5.2.2

If a Participant ceases to be an Employee before the end of the Performance Period and rule 5.2.1 does not apply, the Directors may decide, within 80 days after cessation of the relevant Participant’s employment that some or all of his Restricted Share Units will Vest as described in rule 5.3. To the extent that they do not, his Restricted Share Units will lapse.

5.3	Vesting

Where rule 5.2 applies, the Restricted Share Units do not lapse, and the extent to which they will Vest (subject to rule 7):

5.3.1	will be measured in accordance with rule 3.1 at the end of the Performance Period; and

5.3.2

will be reduced either pro rata to reflect the portion of the Performance Period which has not elapsed when the Participant ceases to be an Employee (or if there is no Performance Condition the period from the Grant Date to the date of Vesting set under rule 1.4.4) or on any other basis as determined by the Directors.

5.3.3	Rule 5.3.2 will not apply (and so there will be no pro rata reduction):

(i)	to Restricted Share Units granted before 1 January 2018; or

(ii)	where the Participant has ceased to be an employee as a result of ill-health, injury or disability; or

(iii)	lo the extent that the Directors so decide.

5.4	Death

If a Participant dies, his Restricted Share Units will Vest on the date of death in full. For the avoidance of doubt, there will be no adjustment to take into account the extent to which the Performance Condition is satisfied at that time.

The Grantor will only arrange for Shares to be issued or transferred to the personal representatives of a deceased Participant if they have produced a UK grant of representation or such other documentation indicating that the recipient is the proper beneficiary of the Participant as may be accepted by the Directors.

5.5	Overseas transfer

If a Participant remains an Employee but is transferred to work in another country or changes tax resident status and, as a result he would:

5.5.1	suffer a tax disadvantage in relation to his Restricted Share Units (this being shown to the satisfaction of the Directors); or

5.5.2

become subject to restrictions on his ability to hold or deal in the Shares or the proceeds of the sale of the Shares acquired on Vesting because of the security laws or exchange control laws of the country to which he is transferred, then the Directors may decide that the Restricted Share Units will Vest on a date they choose before or after the transfer takes effect. The Restricted Share Units will Vest to the extent they permit and will lapse as to the balance.

5.6	Meaning of “ceasing to be an Employee”

For the purposes of rules 4 and 5, a Participant will not be treated as ceasing to be an Employee until he is no longer an Employee of any Member of the Group or if he recommences employment with a Member of the Group within seven days after such initial cessation.

6	Vesting in other circumstances - corporate events

6.1	Time of Vesting

6.1.1	In the event of a Change of Control the Restricted Share Units Vest subject to rules 6.1.2, 6.3 and 7 and lapse as to the balance except to the extent exchanged under rule 6.3.

6.1.2	If the Company is or may be affected by:

(i)

any demerger, delisting, distribution (other than an ordinary dividend) or other transaction which, in the opinion of the Directors, might affect the current or future value of Restricted Share Units, or

(ii)

any reverse takeover (not within rule 6.1.1 above), merger by way of a dual listed company or other significant corporate event, as determined by the Directors, the Directors may allow Restricted Share Units to Vest. The Restricted Share Units will Vest to the extent specified in rule 6.2 and will lapse as to the balance unless exchanged under rule 6.3. The Directors may impose other conditions on Vesting.

6.2	Extent of Vesting

Where Restricted Share Units Vest under rule 6.1, the Directors will determine the extent to which the Performance Condition has been satisfied and the proportion of the Restricted Share Units which will Vest. In addition, unless the Directors decide otherwise the number of Restricted Share Units are reduced pro rata to reflect the acceleration of Vesting.

6.3	Exchange

Restricted Share Units will not Vest under rule 6.1 but will be exchanged on the terms set out in rule 6.6 to the extent that:

6.3.1	an offer to exchange Restricted Share Units is made and accepted by a Participant; or

6.3.2	the Directors, with the consent of the Acquiring Company, decide before Change of Control that Restricted Share Units will be automatically exchanged.

6.4	Directors

In this rule 6,“Directors” means those people who were Directors for the purposes of the Plan immediately before the Change of Control.

6.5	Timing of exchange

Where Restricted Share Units are to be exchanged under rule 6.3 the exchange is effective immediately following the Change of Control.

6.6	Exchange terms

Where a Participant is granted new Restricted Share Units in exchange for existing Restricted Share Units, the new Restricted Share Units:

6.6.1	must confer a right to receive shares in the Acquiring Company or another body corporate determined by the Acquiring Company;

6.6.2	must be equivalent, as far as possible, to the existing Restricted Share Units, subject to rule 6.6.4;

6.6.3	are treated as having been granted at the same time as the existing Restricted Share Units and, subject to rule 6.6.4, Vest in the same manner and at the same time;

6.6.4	must:

(i)	be subject to a Performance Condition which is, so far as possible, equivalent to the Performance Condition applying to the existing Restricted Share Units; or

(ii)

not be subject to any Performance Condition but be in respect of the number of shares which is equivalent to the number of Shares comprised in the existing Restricted Share Units which would have Vested under rule 6.2 and Vest at the end of the original Performance Period or on the date of Vesting set by the Directors on the grant of the Restricted Share Units; and/or

(iii)	be subject to such other terms as the Directors consider appropriate in all the circumstances.

6.6.5

is governed by the Plan as if references to Shares were references to the shares over which the new Restricted Share Units are granted and references to the Company were references to the Acquiring Company or the body corporate determined under rule 6.6.1 above.

7	Malus and Clawback

7.1	Malus

7.1.1	Notwithstanding any other rules of the Plan the Directors may decide that malus will apply if the Directors have determined that one or more of the following circumstances below have arisen:

(i)

The Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Directors consider was contrary to the legitimate expectations of the Company for an employee in the Participant’s position (or the position occupied by the Participant before he left the Group).

(ii)	Results announced for any period have been restated or subsequently appeared materially financially inaccurate or misleading as determined by the Directors.

(iii)

A business unit or profit centre in which the Participant worked has made a material financial loss as a result of circumstances that could reasonably have been risk-managed and which leads to or is likely to create reputational damage to the Group.

(iv)

Any team, business area, member of the Group or profit centre in which the Participant works has been the subject of any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it.

(v)

The Directors determine that material reputational damage has been caused to the Group or any Member of the Group for which the Participant is responsible or accountable and which could have been reasonably avoided or mitigated.

(vi)	Any other event as a result of which the Directors consider that the application of this rule is appropriate.

7.1.2	Where the Directors decide that malus will apply to a Participant:

(i)	the Restricted Share Units will lapse, wholly or in part as they may determine; and/or

(ii)	the date on which they will Vest will be delayed for so long as they may determine; and/or

(iii)

if the Restricted Share Units have already Vested but Shares have not yet been issued or transferred (because of, for example, any Dealing Restrictions), a reduced number of Shares as determined by the Directors will be issued or transferred to the Participant.

7.2	Clawback

Notwithstanding any other rules of the Plan the Directors may decide that clawback will apply if they have determined that one or more of the following circumstances has arisen:

7.2.1

The Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Directors consider was contrary to the legitimate expectations of the Company for an employee in the Participant’s position (or the position occupied by the Participant before he left the Group).

7.2.2

Any team, business area, member of the Group or profit centre in which the Participant works has been the subject of any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it.

7.2.3

The Directors determine that material reputational damage has been caused to the Group or any Member of the Group for which the Participant is responsible or accountable and which could have been reasonably avoided or mitigated.

Where the Directors decide that clawback will apply to a Participant then the Participant must transfer to or to the order of the Company, for no consideration, such number of the Shares which they have acquired pursuant to any Award as the Directors may determine. If the Participant has sold any such Shares, they must pay to or to the order of the Company an amount equal to the Market Value of that number of Shares as at the date of such sale and provide such evidence of the sale as the Directors may require.

7.3	General

7.3.1

For the avoidance of doubt, circumstances described in rule 7.1.1 can arise even if the Participant was not responsible for the event in question or if it happened before or after the Vesting or grant of the Restricted Share Units.

7.3.2	Malus and clawback may be applied differently for different Participants or for different Restricted Share Units held by the same Participant in relation to the same event.

7.3.3	The Directors will notify the Participant of any application of malus.
7.3.4	The Participant will not be entitled to any compensation in respect of any application of malus or clawback.

8	Changing the Plan and termination

8.1	Powers of amendment

Subject to rules 8.2 and 8.3, the Directors may at any time change the provisions of the Plan in any respect. Schedules may be added to the Plan rules in order to facilitate variations in the operation of the Plan in different countries.

8.2	Employees’ share scheme

No amendment or operation of the Plan will be effective to the extent that the Plan would cease to be an “employees’ share scheme” as defined in Section 1166 of the Companies Act 2006.

8.3	Shareholder approval

8.3.1

Except as described in rule 8.3.2, the Company in a general meeting must approve in advance by ordinary resolution any proposed change to the Plan to the advantage of present or future Participants, which relates lo:

(i)	eligibility;

(ii)	the limits on the number of Shares which may be issued under the Plan;

(iii)	the individual limit for each Participant under the Plan;

(iv)

the basis for determining a Participant’s entitlement to, and the terms of, securities, cash or other benefit to be provided and for the adjustment thereof (if any) if there is a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital; or

(v)	the terms of this rule 8.3.1.

8.3.2

The Directors can change the Plan and need not obtain the approval of the Company in general meeting for any changes to a Performance Condition or other condition in accordance with rule 1.5 or 1.6 or for minor changes:

(i)	to benefit the administration of the Plan;

(ii)	to comply with or take account of the provisions of any proposed or existing legislation; or

(iii)	to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company, any Subsidiary or any present or future Participant.

8.4	Notice

The Directors are not required to give Participants notice of any changes.

8.5	Termination

The Plan will terminate on the Expiry Date, but the Directors may terminate the Plan at any time before that date. The termination of the Plan will not affect existing Restricted Share Units.

9	General

9.1	Terms of employment

9.1.1	This rule 9.1 applies during an Employee’s employment and after the termination of an Employee’s employment, whether or not the termination is lawful.

9.1.2

Nothing in the rules or the operation of the Plan forms part of the contract of employment of an Employee. The rights and obligations arising from the employment relationship between the Employee and his employer are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

9.1.3

No Employee has a right to participate in the Plan. Participation in the Plan or the grant of Restricted Share Units on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Restricted Share Units on the same basis, or at all, in any future year.

9.1.4	The terms of the Plan do not entitle the Employee to the exercise of any discretion in his favour.

9.1.5

The Employee will have no claim or right of action in respect of any decision, omission or discretion, which may operate to the disadvantage of the Employee even if it is unreasonable, irrational or might otherwise be regarded as being in breach of the duty of trust and confidence (and/or any other implied duty) between the Employee and his employer.

9.1.6	No Employee has any right to compensation for any loss in relation to the Plan, including any loss in relation to:

(i)	any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment);

(ii)	any exercise of a discretion or a decision taken in relation to Restricted Share Units or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan.

9.2	Directors’ decisions final and binding

The decision of the Directors on the interpretation of the Plan or in any dispute relating to Restricted Share Units or matter relating to the Plan will be final and conclusive.

9.3	Third party rights

Nothing in this Plan confers any benefit, right or expectation on a person who is not a Participant. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 or any equivalent local legislation to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

9.4	Documents sent to shareholders

The Company is not required to send to Participants copies of any documents or notices normally sent to the holders of its Shares.

9.5	Costs

The Company will pay the costs of introducing and administering the Plan. The Company may ask a Participant’s employer to bear the costs in respect of Restricted Share Units granted to that Participant.

9.6	Employee trust

The Company and any Subsidiary may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 682 of the Companies Act 2006 or any applicable law.

9.7	Data protection

By participating in the Plan the Participant acknowledges the holding and processing of personal information provided by the Participant to any Member of the Group, trustee or third party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

9.7.1	administering and maintaining Participant records;

9.7.2	providing information to Members of the Group, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

9.7.3	providing information to future purchasers or merger partners of the Company, the Participant’s employing company, or the business in which the Participant works;

9.7.4	transferring information about the Participant to a country or territory that may not provide the same protection for the information as the Participant’s home country.

9.7.5	providing information to enable the Company to survey the Participant in respect of his participation in the Plan.

9.8	Consents

All issues or transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant is responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

9.9	Share rights

Shares issued to satisfy Restricted Stock Units will rank equally in all respects with the Shares in issue on the date of allotment. The Participant will be entitled to all rights attaching to the Shares by reference to a record date on or after the date of issue or transfer. The Participant will not be entitled to rights before that date.

9.10	Notices

9.10.1

Any information or notice to a person who is or will be eligible to be a Participant under or in connection with the Plan may be posted, or sent by electronic means, in such manner to such address as the Company considers appropriate, including publication on any intranet.

9.10.2

Any information or notice to the Company or other duly appointed agent under or in connection with the Plan may be sent by post or transmitted to it at its registered office or such other place, and by such other means, as the Directors or duly appointed agent may decide and notify Participants.

9.10.3

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by electronic means, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

9.11	Governing law and jurisdiction

English law governs the Plan. The English courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan or any Restricted Share Units unless the Directors determine otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

10	Definitions

In these rules:

“Acquiring Company” means a person who has or obtains control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company”;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Directors determine, any stock exchange nominated by the Directors on which the Shares are traded) is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Directors as a Career Break for the purposes of these rules;

“Change of Control” means

(i)	when a general offer to acquire Shares made by a person (or a group of persons acting in concert) becomes wholly unconditional; or

(ii)	when, under Section 895 of the Companies Act 2006 or equivalent procedure under local legislation, a court sanctions a compromise or arrangement in connection with the acquisition of Shares; or

(iii)	a person (or a group of persons acting in concert) obtaining control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company in any other way.

“Company” means BP p.l.c.;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code and for this purpose the Model Code means the Model Code on dealings in securities set out in Listing Rule 9, annex 1 (of the London Stock Exchange), as varied from time to time;

“Directors” means, subject to rule 6.4, the board of directors of the Company or a duly authorised person or group of persons and for the avoidance of doubt, the application of this definition can be different in relation to the different circumstances where “Directors” are referred to in this Plan;

“Dividend Equivalent” means an additional number of Shares as calculated in accordance with rule 4.2;

“Employee” means any employee of a Member of the Group. Unless the Plan is approved by shareholders in general meeting (where required by any law or regulation) Employee shall not include an executive director of the Company;

“Expiry Date” means the tenth anniversary of the adoption of the Plan;

“Grant Date” means the date on which Restricted Share Units are granted under rule 1.4;

“Grantor” means, in respect of Restricted Share Units, the entity which grants the Restricted Share Units under the Plan;

“London Stock Exchange” means London Stock Exchange pie;

“Member of the Group” means:

(iv)	the Company;

(v)	its Subsidiaries from time to time; or

(vi)	any other company which is associated with the Company and is so designated by the Directors;

“Participant” means a person holding Restricted Share Units or his personal representatives who have produced a UK grant of representation or such other documentation as may be accepted by the Directors;

“Performance Condition’’ means any performance condition imposed under rule1.5;

“Performance Period” means the period in respect of which a Performance Condition is to be satisfied;

“Plan” means these rules known as “The BP p.l.c. Share Value Plan”, as changed from time to time;

“Restricted Share Unit” means a conditional right to receive one Share, or such other number as may be determined by the Directors, granted under the Plan;

“Share Award Plan” means the BP Share Award Plan 2015 as amended from time to time;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 1.12);

“Sub-Plan” means a Sub-Plan of the Share Award Plan as contemplated by rule 13 of the rules of that plan;

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006;

“Vesting” means a Participant becoming entitled to have the Shares issued or transferred to him subject to the Plan.

Schedule 1

Restricted Shares

1	Rules

The rules of the BP p.l.c. Share Value Plan (“Plan”) will apply to grants made under this Schedule 1, as amended by the terms of this Schedule 1.

2	Terms of Restricted Shares

The Grantor may determine that Restricted Shares are granted under this Schedule 1. If so, the deed referred to in rule 1.4 of the Plan must state that the grant is in the form of Restricted Shares.

3	Restricted Share Agreement

The Participant must enter into an agreement with the Grantor, that to the extent the Restricted Shares lapse under the Plan, the Shares are forfeited and he will immediately transfer his interest in the Shares, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Grantor.

4	Transfer of Restricted Shares

On or after the grant of Restricted Shares the Grantor will procure that the relevant number of Shares are issued or transferred to the Participant or to another person to be held for the benefit of the Participant under the terms of the Plan.

5	Rights

Rule 2.1 of the Plan will be replaced with the following paragraph:

“Except to the extent specified in the Restricted Share Agreement a Participant will have all rights of a shareholder in respect of Restricted Shares until they lapse.”

6	Documents and elections

6.1

The Participant must sign any documentation, including a power of attorney or blank stock transfer form, requested by the Grantor. If he does not do so within a period specified by the Grantor, the Restricted Shares will lapse at the end of that period. The Grantor may retain the share certificates relating to any Restricted Shares.

6.2

The Participant must enter into any elections required by the Grantor, including elections under Part 7 of the Income Tax (Earnings and Pensions) Act 2003 and elections to transfer any liability, or agreements to pay, social security contributions. If he does not do so within a period specified by the Grantor, the Restricted Shares will lapse at the end of that period.

7	Adjustment of Restricted Shares

7.1.1

Subject to the Restricted Share Agreement, a Participant will have the same rights as any other shareholders in respect of Restricted Shares where there is a variation or other event of the sort described in rule 2.3 of the Plan. Any shares, securities or rights allotted to a Participant as a result of such an event will be:

(i)	treated as if they were granted to the Participant under the Plan in the same way and at the same time as the Restricted Shares in respect of which the rights were conferred; and

(ii)	subject to the rules of the Plan, as modified by this Schedule 1, and the terms of the Restricted Share Agreement.

However, securities bought by a Participant pursuant to a rights issue will not be treated as described in (i) and (ii) above except to the extent they are bought using the proceeds of sale of rights under that rights issue.

8	Lapse of Restricted Shares

On the lapse of Restricted Shares, a Participant must transfer his interest in the Shares in accordance with the Restricted Share Agreement.

9	Vesting of Restricted Shares

To the extent they have Vested, Restricted Shares will not lapse under the Plan and the restrictions referred to in paragraph 3 of this Schedule 1 and contained in the Restricted Share Agreement will cease to have effect. Any tax and social security contributions payable on Vesting will be dealt with in accordance with rule 4.4 of the Plan.

10	Cash alternative

Rule 4.3 of the Plan will not apply.

11	Definitions

‘‘Restricted Shares” means Shares held in the name of or for the benefit of a Participant subject to the Restricted Share Agreement;

“Restricted Share Agreement” means the agreement referred to in paragraph 3 of this Schedule 1;

“Vesting” means the restrictions set out in the Restricted Share Agreement between the Participant and the Grantor, as referred to in paragraph 3 of this Schedule 1, ceasing to have effect.

Schedule 2

Restricted Cash Units

1	Rules

The rules of the BP p.l.c. Share Value Plan (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2.

2	Definition

“Restricted Cash Units” means a conditional entitlement to a payment of cash as described in paragraph 3 of this Schedule 2.

3	Cash Units

Restricted Share Units will be referred to for the purposes of this Schedule as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any Dividend Equivalents under rule 4.2 of the Plan will be paid in cash only. No Shares may be issued or transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units and Vesting shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

After the end of the Performance Period for grants made under this Schedule 2 (and once any determinations are made under rule 3.1 of the Plan, if applicable) then the Directors will determine the number of Shares which would have Vested had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 4.3 of the Plan.

Schedule 3

US Schedule

This United States (“US”) Schedule has been adopted by the Directors and shall vary the terms of the Plan {and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 2, a “US Participant” means a Participant who is:

(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group);

(iii)	a non-US citizen who is posted to the United States on or after Vesting and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)

a non-US citizen subject to US taxation, including a non-resident alien taxpayer of the United States, but only to the extent that his or her participation in the Plan gives rise to income or deemed income from a US source subject to taxation under the Internal Revenue Code of 1986, as amended (the “Code”).

Rule 1.6 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, neither the Grantor nor the Directors may waive or change conditions which require a US Participant to remain employed or to perform services as a condition of the Vesting or release of Restricted Share Units, or in violation of Section 409A of the Code.

Rule 4.1 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, the issue or transfer of Shares upon Vesting will occur no later than the end of the calendar year in which the Performance Period ends, or if later, by the 15th day of the third month following the end of the Performance Period.

Rule 4.4.2 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, any right of the Company, the Grantor, any employing Company or trustee to deduct from and set off against the Shares any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, shall be subject to limitations imposed by Section 409A of the Code.

Rule 4.6 shall be varied by adding the following:

Rule 4.6 is not intended to be applied to a Participant who is considered a US Participant. If applicable non-US law requires the general application of rule 4.6 to any US Participant, rule 4.6 will be applied in a manner consistent with the provisions of rule 5.2 of this US Schedule and Section 409A of the Code.

Rule 5.2 shall be replaced in its entirety to read as follows:

5.2	Leaving in exceptional circumstances

If a US Participant ceases to be an Employee for any of the reasons set out below, then his Restricted Shares Units will Vest on the original Vesting date as described in rule 5.3 and lapse as to the balance. The reasons are:

(1) Disability. For the purposes of this rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of Section 409A of the Code;

(2) A US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer with no anticipated return to employment with a Member of the Group, or a termination considered by the Directors to have been initiated by the US Participant’s employer with no anticipated return to employment with a Member of the Group, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) termination of a US Participant’s employment as a result of a Change of Control. A transfer of employment from one Member of the Group to another will not be considered a termination of employment, nor will a reduction in hours, unless such is considered an involuntary “separation from service” within the meaning of Section 409A of the Code;

(3) If a US Participant’s termination of employment occurs by mutual agreement between the Participant and the Company to an agreed and planned exit date , the Designated Corporate Officer may in his sole discretion permit the Award to continue to Vest according to its original terms.

Rule 5.2.2 will not apply.

Rule 5.3 shall be varied by adding the following:

Notwithstanding the foregoing, the Directors may not treat the Performance Period in respect of Restricted Share Units granted to a US Participant as ending on the date of the termination of employment, and where rule 5.3 applies, the Shares may only be released after the end of the Performance Period, but in no event later than the end of the calendar year in which the Performance Period ends, or if later, by the 15th day of the third month following the end of the Performance Period.

As well the terms “ill health, injury and disability” shall be replaced by “Disability” as defined in Rule 5.2(1) of the US Schedule above.

Rule 5.4 shall be varied by adding the following:

The Shares will in all circumstances be delivered within 90 days after the date of the Participant’s death.

Rule 5.5 shall be varied by adding the following:

Rule 5.5 is not intended to be applied to a US Participant.

Rule 6.1 shall be varied by adding the following:

This rule 6.1 will only apply when the Change of Control or corporate event described in rule 6.1.2 constitutes a Change of Control.

Rule 6.2 shall be varied by adding the following:

Notwithstanding anything to the contrary, the issue or transfer of Shares upon Award Vesting under rule 6.1 will be within 90 days after such corporate event.

Rule 6.3 shall be varied by adding the following:

This rule 6.3 is not intended to be applied to a US Participant.

Rule 9 shall be varied by adding the following:

Rule 9, definition of “Career Break” shall be varied by adding the following:

For US Participants, a Career Break shall only be recognized for purposes of this Plan if the Participant is reasonably expected to return to work with the Company after the expiration of the break and such break is approved by the Company in advance of the break’s onset. The maximum recognized period for a Career Break for US Participants will be six (6) months (or such longer period if the Participant has a legal or contractual right to return to work with the Company immediately following the expiration of the break), with a voluntary termination of employment considered to have taken place for purposes of the Plan for any such longer period, as determined in accordance with Section 409A of the Code.

Rule 9, definition of “Change of Control” shall be replaced by the following:

“Change of Control” shall mean a change in the ownership of the Company, change in effective control of the Company or change in the ownership of a substantial portion of the Company’s assets, as such phrases are specifically defined by United States Treasury Regulations Section 1.409A-3(i)(5)(v), (vi) and (vii), as applicable to the terms herein and as may hereafter be amended.

The following shall be added as rule 10

10	Compliance with Section 409A and Other Applicable Laws

Notwithstanding any provision of the Plan to the contrary, the Plan is intended to comply with the requirements of Section 409A of the Code with respect to US Participants. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A of the Code to the extent required. Notwithstanding any provision of the Plan to the contrary, if a US Participant is a “specified employee” within the meaning of Section 409A of the Code at the time of separation from service, to the extent necessary to comply with Section 409A of the Code, any payment required under this Plan shall be held for delayed payment and shall be distributed on or immediately after the date which is six months after the date of the Participant’s separation from service, or death if earlier. In no event may the US Participant, directly or indirectly, designate the calendar year of a payment. Notwithstanding the provisions of rule 8.6, the Plan shall be unfunded for the purposes of Section 409A of the Code.

Notwithstanding any provision of this Plan to the contrary, including but not limited to rules 7.1 and 7.5, the Directors may amend or terminate the grant, Vesting and/or release of Restricted Share Units under this Plan at any time and without prior notice if the Directors determine in their sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If the terms of a grant, Vesting or release of Restricted Share Units are amended or terminated, the Company is under no obligation to provide any consideration or remuneration in lieu of the grant, Vesting and/or release of Restricted Share Units.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.